AMERICAN TECHNOLOGIES GROUP, INC.
P.O. Box 90
Monrovia, California 91016
626-357-5000

November 23, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Re:	American Technologies Group, Inc. (the “Company”)
Registration Statement on Form SB-2
Initially Filed November 8, 2005
File No. 333-129541

Ladies and Gentlemen:

We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company elected to not pursue the registration of the securities included therein at this time. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming, Esq., at 212-930-9700.

Thank you for your assistance in this matter.

American Technologies Group, Inc.

By: /s/William N. Plamondon III
William N. Plamondon III, CEO